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THE ASSOCIATES


  NEWS

                              FOR IMMEDIATE RELEASE


THE ASSOCIATES SELLS 128 U.S. CONSUMER
BRANCHES TO COMMERCIAL CREDIT


DALLAS, Mar. 15, 1999 - Associates First Capital Corporation today announced it has reached an agreement to sell 128 of its United States consumer finance branches to Commercial Credit, Inc. Terms of the agreement were not disclosed.

The branches being sold were acquired earlier this year from AVCO
Financial Services, Inc.   The Associates expects to finalize the
transaction in late March 1999.

Commercial Credit, a member of Citigroup, a Fortune 500 company, provides personal loan and home equity products to more than one million customers from over 1,000 locally managed branches in 45 states.

Associates First Capital Corporation (NYSE: AFS), established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services worldwide. The Associates has operations in the U.S. and 15 international markets. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market capitalization.
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Contacts:
Media:         (972) 652-5537
                    Randy Johnson
                    (972) 652-7569
                    David Sandor

Security Analysts:  (972) 652-7294
                    investor_relations@afcc.com

Shareholders:       1-888-NYSE-AFS